U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com

MFC INDUSTRIAL ANNOUNCES FINAL 2012 CASH DIVIDEND PAYMENT

NEW YORK (October 4, 2012) . . . MFC Industrial Ltd (NYSE: MIL) ("MFC" or the "Company") is pleased to announce the following details with respect to its fourth quarter 2012 cash dividend payment:

  The dividend payment of US$0.06 per common share will be paid on October 26, 2012 to shareholders of record on October 15, 2012.

  For the above payment, the Company's common shares will trade ex-dividend on October 11, 2012.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

This payment is the final installment of the Company's 2012 cash dividend of US$0.22 per common share announced on January 17, 2012. The Corporation expects to announce details of its 2013 cash dividend in January 2013. The declaration, timing and payment of future dividends will depend on, among other things, the Company's financial results.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations and mineral interests, which focus on metals, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties. To obtain further information on MFC, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "estimates", "intends", "anticipates" "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: general business and economic conditions globally, commodities price volatility, industry trends, competition, inability to successfully integrate acquired business and/or companies, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of acquired businesses and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the six months ended June 30, 2012, filed with the Canadian securities regulators and on the Form 6-K with the SEC, and its Annual Report on Form 20-F for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: October 5, 2012